14049277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 04 2014 WASH. D.C. 193 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Investment Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hultgren 860-580-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd, Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

AB 3/26

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Investment Advisors, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

My Commission Exp. Oct 31, 2016

DENISE M. NOWAKOWSKI NOTARY PUBLIC CONNECTICUT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

ING Investment Advisors, LLC
Year ended December 31, 2013
with Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Wash., D.C.
193

MAR 04 2014
193

EY
Building a better working world

ING Investment Advisors, LLC
Financial Statements and Supplementary Information
Year ended December 31, 2013

Contents

Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
ING Investment Advisors, LLC

We have audited the accompanying financial statements of ING Investment Advisors, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

Building a better
working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Investment Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2014

A member firm of Ernst & Young Global Limited

ING Investment Advisors, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	78,762,867
Receivable from affiliates		693,666
Prepaid expenses		68,679
Other assets		20,036
Total assets	$	79,545,248
Liabilities and Member's equity		
Liabilities:		
Payable to affiliates	$	464,666
Accrued expenses and other liabilities		297,624
Total liabilities		762,290
Member's equity		78,782,958
Total liabilities and member's equity	$	79,545,248

The accompanying notes are an integral part of these financial statements.

ING Investment Advisors, LLC
Statement of Income
Year ended December 31, 2013

Revenues:		
Fees revenue	$	18,169,666
Total revenues		18,169,666
Expenses:		
Salaries and employee benefits		5,821,088
Operating expenses		1,984,999
Licenses and fees		262,433
Total expenses		8,068,520
Net income	$	10,101,146

The accompanying notes are an integral part of these financial statements.

ING Investment Advisors, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2013

		Member's Equity
Balance at January 1, 2013	$	68,681,812
Net income		10,101,146
Balance at December 31, 2013	$	78,782,958

The accompanying notes are an integral part of these financial statements.

ING Investment Advisors, LLC
Statement of Cash Flows
Year ended December 31, 2013

Cash flows from operating activities		
Net income	$	10,101,146
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in amounts receivable from/payable to affiliates		807,748
Decrease in prepaid expenses and other assets		5,946
Net change in accrued expenses and other liabilities		(1,915,513)
Net cash provided by operating activities		8,999,327
Net increase in cash		8,999,327
Cash and cash equivalents at beginning of the year		69,763,540
Cash at end of the year	$	78,762,867

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

ING Investment Advisors, LLC (the "Company") is a single member limited liability company of which ING Institutional Plan Services, LLC ("IIPS" or "Parent" or "Member") is the sole member. IIPS is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. ("Lion"), and ultimately of ING U.S., Inc. ("ING U.S."). Until the date of the ING U.S. initial public offering described below, ING U.S. was a wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in the Netherlands.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, and as an investment advisor pursuant to the Investment Advisors Act of 1940. It is a member of the Financial Industry Regulatory Authority ("FINRA") as a limited broker-dealer, and is also registered with the appropriate state securities authorities as a limited broker/dealer. The Company provides investment advice to individuals and to retirement plan participants where its affiliate acts as administrator and record keeper to the retirement plan.

ING divested 25% of ING U.S. on May 7, 2013, in ING U.S.'s initial public offering, and an additional 4% on May 31, 2013 following the exercise by the underwriters in the initial public offering of an option to purchase additional shares. ING Group divested an additional 14% of ING U.S. on October 29, 2013, in a registered offering, reducing its total ownership to 57% as of that date.

On April 11, 2013, ING U.S. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S. announced additional details regarding the operational and legal work to rebrand. Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014, and in May 2014 its Investment Management business will rebrand to Voya Investment Management and its Employee Benefits business will begin using the Voya Financial Brand. Further, in September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. ING U.S. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Revenue and Expense Recognition

Fees are recorded as revenue when earned. Salaries and employee benefits, operating expenses, and licenses and fees, are recorded when incurred.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are includable in the federal income tax return of ING U.S., whether or not an actual cash distribution is made to the Parent during its taxable year. As such no federal income taxes are reflected for the year ended December 31, 2013. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at the Parent due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

During the first quarter 2013, the IRS completed its examination of the ING U.S. return for the tax year 2011. The 2011 audit settlement did not have a material impact on the Company's financial statements. ING U.S. is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. ING U.S. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

4. Related Party Transactions

Substantially all of the administrative and support functions of the Company are provided by IIPS and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

Receivables and payables with IIPS and its affiliates are settled in cash on a regular basis.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee Benefit Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2013 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company included in the statement of income as operating expenses were $385,193 for the year ended December 31, 2013.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2013, the Company had net capital of $78,000,577 which was $77,949,758 in excess of its required net capital of $50,819. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was .01 to 1.

Supplementary Information

ING Investment Advisors, LLC
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2013 — Schedule I

Net capital		
Total member's equity		$ 78,782,958
Non-allowable assets:		
Receivable from affiliates	693,666	
Prepaid Expenses	68,679	
Other Assets	20,036	
Total non-allowable assets and deductions and charges		$ 782,381
Net capital		$ 78,000,577
Aggregate indebtedness		$ 762,290
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)		$ 50,819
Excess net capital		$ 77,949,758
Ratio of aggregate indebtedness to net capital		.01 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Part IIA of Form X-17A-5 as of December 31, 2013 filed on February 20, 2014.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(i) of that Rule.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements under paragraph (k)(2)(i) of that Rule.

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Member and Board of Directors
ING Investment Advisors, LLC

In planning and performing our audit of the financial statements of ING Investment Advisors, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member firm of Ernst & Young Global Limited

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2014

A member firm of Ernst & Young Global Limited

Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
ING Investment Advisors, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ING Investment Advisors, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating ING Investment Advisor, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. ING Investment Advisors, LLC's management is responsible for ING Investment Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of checks, noting no findings

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no findings

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by revenue type, noting no findings

   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no findings

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2014

A member firm of Ernst & Young Global Limited

SIPC-7 (33-REV 7/10)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12-31-2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

014495 FINRA DEC
ING Investment Advisors, LLC
Attn: Michelle Rosenberg
1 Orange Way # C2N
Windsor, CT 06095-4773

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2014 WASH, DC 193

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristin Hultgren 860-580-1798

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 35,415
B. Less payment made with SIPC-6 filed (exclude interest) 7-24-2013 Date Paid		(16,348)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		19,067
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 19,067
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 19,067	
H. Overpayment carried forward	$(Ø)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ING Investment Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of February, 2014.

Cheif Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,169,666
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,003,509
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income (Deductions in excess of $100,000 require documentation)	148
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	4,003,657
2d. SIPC Net Operating Revenues	$ 14,166,009
2e. General Assessment @ .0025	$ 35,415 (to page 1, line 2.A.)

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